# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CollPlant Biotechnologies Ltd, CIK 0001631487
CUSIP: 19516R107
Title of class of securities: Ordinary Shares, par value NIS 1.5 per share
Address of issuer's principal executive offices: 4 Oppenheimer St, Weizmann Science Park, Rehovot, Israel (L3), 7670104
Date of event which requires filing of this statement: 11/06/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-095072
Filed by CIK 0001788316
Persons authorized to receive notices and communications: Lillian S. Loewenbaum, 1000 Westbank Dr, Ste #2A, Austin, Texas (TX), 78746, 512-423-5857

## Reporting persons
- Loewenbaum Lilian S. (CIK 0001788316): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 186,289; shared voting power 0; sole dispositive power 186,289; shared dispositive power 0; aggregate amount beneficially owned 186,289 (1.5% of the class)
  Comment: See Item 11: Consists of (a) 25,000 shares of the Issuer's ordinary shares underlying American Depository Shares ("ADSs") held in the Lillian Shaw Loewenbaum Trust, and (b) 161,289 shares of the Issuer's ordinary shares underlying ADSs held by the Reporting Person directly.
- George Walter Loewenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,256,056; shared voting power 0; sole dispositive power 1,256,056; shared dispositive power 0; aggregate amount beneficially owned 1,256,056 (9.9% of the class)
  Comment: See Item 11: Consists of (a) 65,000 shares of the Issuer's ordinary shares underlying ADSs held by the Walter Loewenbaum Trust, (b) 220,917 ordinary shares underlying ADSs held by the Reporting Person directly, and (c) 970,139 ordinary shares underlying ADSs held by the Reporting Person in an IRA.
- Elizabeth S. Loewenbaum: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 20,688; shared voting power 0; sole dispositive power 20,688; shared dispositive power 0; aggregate amount beneficially owned 20,688 (0.2% of the class)
- The Loewenbaum 1992 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 170,000; shared voting power 0; sole dispositive power 170,000; shared dispositive power 0; aggregate amount beneficially owned 170,000 (1.3% of the class)
- The Waterproof Partnership, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 35,000; shared voting power 0; sole dispositive power 35,000; shared dispositive power 0; aggregate amount beneficially owned 35,000 (0.3% of the class)
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,000; shared voting power 0; sole dispositive power 15,000; shared dispositive power 0; aggregate amount beneficially owned 15,000 (0.1% of the class)
- The Elizabeth Scott Loewenbaum 1992 Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 15,000; shared voting power 0; sole dispositive power 15,000; shared dispositive power 0; aggregate amount beneficially owned 15,000 (0.1% of the class)
- Patrick Chalmers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 5,100; shared voting power 0; sole dispositive power 5,100; shared dispositive power 0; aggregate amount beneficially owned 5,100 (0.1% of the class)
- Reginald J. Hargrove (CIK 0001788390): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 28,100; shared voting power 244,688; sole dispositive power 28,100; shared dispositive power 244,688; aggregate amount beneficially owned 272,788 (2.2% of the class)
  Comment: See Item 11: Consists of (a) 20,688 shares of the Issuer's ADSs held by spouse, and (b) 224,000 held by trusts over which the reporting person is a trustee with shared voting and dispositive power.
- Nachum Shamir: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 29,298; shared voting power 0; sole dispositive power 29,298; shared dispositive power 0; aggregate amount beneficially owned 29,298 (0.2% of the class)
  Comment: Dual citizen of United States and Israel

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value NIS 1.5 per share
Name of issuer: CollPlant Biotechnologies Ltd
Address of issuer's principal executive offices: 4 Oppenheimer St, Weizmann Science Park, Rehovot, Israel (L3), 7670104

## Item 2. Identity and Background
Name of person filing:
The Waterproof Partnership, Ltd., The Loewenbaum 1992 Trust, The Loewenbaum Residence Trust FBO Anna Loewenbaum and The Elizabeth Scott Loewenbaum 1992 Trust are collectively referred to as the "Reporting Entities" and each as a "Reporting Entity." George Walter Loewenbaum, Elizabeth S. Loewenbaum, Lilian S. Loewenbaum, Reginald J. Hargrove and Nachum Shamir are referred to herein as the "Individual Filers" and each, an "Individual Filer". The Individual Filers and the Reporting Entities are collectively referred to herein as the "Reporting Persons".

The Waterproof Partnership, Ltd., a holding company, is a Texas limited partnership, with George Walter Loewenbaum and Lilian S. Loewenbaum serving as general partners. The Loewenbaum 1992 Trust, a holding company, is a Texas trust, with George Walter Loewenbaum and Lilian S. Loewenbaum serving as trustees. The Loewenbaum Residence Trust FBO Anna Loewenbaum, a holding company, is a Texas trust, with George Walter Loewenbaum and Lilian S. Loewenbaum serving as trustees. The Elizabeth Scott Loewenbaum 1992 Trust, a holding company, is a Texas trust, with George Walter Loewenbaum and Lilian S. Loewenbaum serving as trustees.
Residence or business address: The address of each Reporting Person, other than Nachum Shamir, is 1000 Westbank Dr, Ste #2A, Austin, TX 78746. George Walter Loewenbaum, Elizabeth S. Loewenbaum, Lilian S. Loewenbaum and Reginald J. Hargrove are citizens of the United States and their current occupations are individual private investors. Nachum Shamir is a dual citizen of Israel and the United States and his occupation is a private investor. His address is 7900 Escala Dr, Austin TX 78735.
Present principal occupation or employment: Refer (b) above
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any general partner or trustee of the Reporting Entities (a) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Civil proceedings (securities laws) in the last five years: Refer (d) above
Citizenship: Refer (b) above

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information concerning the ownership of Ordinary Shares of the Reporting Persons set forth on the cover pages hereto is expressly incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 20, 2025, the Reporting Persons delivered a letter to the Board of Directors of the Issuer (the "Board") requesting the appointment of Nachum Shamir as Chairman in the immediate future and requesting consideration of adding other qualified individuals to the board. A copy of the letter is filed as Exhibit 3.

On November 6, 2025, the Reporting Persons delivered a letter to the Board withdrawing their request for the appointment of Nachum Shamir as a director. A copy of the letter is filed as Exhibit 4.

The acquisitions of Ordinary Shares by the Reporting Persons for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Ordinary Shares or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may form a plan or proposal to take any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, in which case the Reporting Persons will file an amendment to this Schedule 13D. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information concerning the ownership of Ordinary Shares of the Reporting Persons set forth on the cover pages hereto is expressly incorporated by reference herein. To the best knowledge of the Reporting Persons, as of June 30, 2025, there were 12,716,014 Ordinary Shares outstanding (which number was set forth in the Issuer's Form 6-K filed by the Issuer with the SEC on August 20, 2025). The calculations of percentages in this Schedule 13D are based on the number of shares of Ordinary Shares outstanding on June 30, 2025 plus the shares that may be issued to the Reporting Persons within 60 days upon the exercise of options and warrants.

Collectively, the Reporting Persons beneficially own in the aggregate 2,005,719 Ordinary Shares, representing 15.8% of the total outstanding Ordinary Shares (including the shares that may be issued to the Reporting Persons within 60 days upon the exercise of options and warrants).
Number of shares as to which each person has sole or shared power to vote or dispose: The information concerning the ownership of Ordinary Shares of the Reporting Persons set forth on the cover pages hereto is expressly incorporated by reference herein.
Transactions in the class effected during the past sixty days: Since the filing of the initial Schedule 13D on September 30, 2025, the Reporting Persons have not effected any transactions involving the Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: Except as listed in Item 5(a), to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons have entered into a Joint Filing Agreement, dated October 20, 2025, a copy of which is attached hereto as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Joint Filing Agreement dated January 28, 2025 (incorporated by reference to Exhibit A to the Schedule 13G/A filed by the Reporting Persons on January 28, 2025).
2. Joint Filing Agreement dated October 20, 2025 (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Persons on October 20, 2025).
3. Letter Delivered to Issuer dated October 20, 2025 (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the Reporting Persons on October 20, 2025).
4. Letter delivered to Issuer, dated November 6, 2025.

## Signatures
- Loewenbaum Lilian S.: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum (11/07/2025)
- George Walter Loewenbaum: /s/ George Walter Loewenbaum, George Walter Loewenbaum (11/07/2025)
- Elizabeth S. Loewenbaum: /s/ Elizabeth Loewenbaum, Elizabeth Loewenbaum (11/07/2025)
- The Loewenbaum 1992 Trust: /s/ George Walter Loewenbaum, George Walter Loewenbaum/Trustee (11/07/2025)
- The Loewenbaum 1992 Trust: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum/Trustee (10/20/2025)
- The Waterproof Partnership, Ltd.: /s/ George Walter Loewenbaum, George Walter Loewenbaum/General Partner (11/07/2025)
- The Waterproof Partnership, Ltd.: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum/General Partner (11/07/2025)
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: /s/ George Walter Loewenbaum, George Walter Loewenbaum/Trustee (11/07/2025)
- The Loewenbaum Residence Trust FBO Anna Loewenbaum: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum/Trustee (11/07/2025)
- The Elizabeth Scott Loewenbaum 1992 Trust: /s/ George Walter Loewenbaum, George Walter Loewenbaum/Trustee (11/07/2025)
- The Elizabeth Scott Loewenbaum 1992 Trust: /s/ Lillian S. Loewenbaum, Lillian S. Loewenbaum/Trustee (11/07/2025)
- Patrick Chalmers: /s/ Patrick Chalmers, Patrick Chalmers (11/07/2025)
- Reginald J. Hargrove: /s/ Reginald J. Hargrove, Reginald J. Hargrove (11/07/2025)
- Nachum Shamir: /s/ Nachum Shamir, Nachum Shamir (11/07/2025)